82-3361

02 JUL -8 AM 10:12

02042430

Pernod Ricard

SUPPL

Pernod Ricard Subsidiary, AGROS HOLDING SA disposes of its confectionery business

Paris, 2 July 2002 – Agros Holding has finalized contracts for the disposal of its confectionery business:

- ZPC SKAWA S.A.– confectionery and patisserie producer – sold to SKAWA BIS Sp. Zo.o, a company regrouping shares held by the employees since privatisation in 1997, and
- ZPC AGROS-OPTIMA S.A. – confectionery producer – sold to UNITOP and PARTNER Sp. Zo.o.

The sale to these Polish companies is the result of Agros' refocusing on its core activities of fruit juice and jam. Through this action, Agros aims to reinforce its leading position in the industry.

Contacts

Alain-Serge Delaitte / Media Relations	Tel: (33 1) 40 76 77 12
Patrick de Borredon / Investor Relations	Tel: (33 1) 40 76 77 33
Barbara M. Burns / New York	Tel: (212) 486 1140

p

dlw 7/12